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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          Targeted Genetics Corporation
                  -------------------------------------------
                                (Name of Issuer)

                                  Common Stock
                  -------------------------------------------
                         (Title of Class of Securities)

                                   87612M 10 8
                  -------------------------------------------
                      (CUSIP Number of Class of Securities)

                                H. Stewart Parker
                            1100 Olive Way, Suite 100
                                Seattle, WA 98101
                                 (206) 623-7612
                  -------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 19, 1996
                  -------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

Check the following box if a fee is being paid with this statement. /X/

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)


                        Exhibit Index appears on page 7
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                                  SCHEDULE 13D

                                                       PAGE 2 OF 7 PAGES
CUSIP NO. 87612M 10 8

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Martin P. Sutter                    ###-##-####

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) / /
                                                                        (b) /X/

   3      SEC USE ONLY

   4      SOURCE OF FUNDS*
           OO

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(E)                                             / /

   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States

                            SOLE VOTING POWER
                      7
                            1,132,728 Shares
    NUMBER OF
     SHARES                 SHARED VOTING POWER
  BENEFICIALLY        8
    OWNED BY                  440,520 Shares
      EACH
    REPORTING               SOLE DISPOSITIVE POWER
     PERSON           9
      WITH                  1,132,728 Shares

                            SHARED DISPOSITIVE POWER
                     10
                              440,520 Shares

          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   11
          1,573,248 Shares**

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          / /
 12

          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
   13
          8.1%**

          TYPE OF REPORTING PERSON*
   14
          IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                     **See Item 5

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ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the Common Stock of Targeted Genetics Corporation, a Washington corporation ("Targeted Genetics"). The principal executive offices are located at 1100 Olive Way, Suite 100, Seattle, Washington 98101.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Schedule 13D relates to the following person:

    Name:                    Martin P. Sutter

    Business Address:        The Woodlands/Essex Venture Partners
                             2170 Buckthorne Place, Suite 170
                             The Woodlands, Texas 77380

    Principal Occupation:    General Partner, The Woodlands/Essex Management
                             Partners, L.P.; Managing General Partner, The
                             Woodlands Venture Partners, L.P. (same addresses as above)

    Citizenship:             United States

         During the last five years, Martin P. Sutter has not been convicted in a criminal proceeding and has not been a party to any civil proceeding relating to federal or state securities laws which resulted in any judgment, decree or order enjoining violation of, or prohibiting or mandating activities subject to, federal and state securities laws, or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         See Item 4.

ITEM 4.  PURPOSE OF TRANSACTION.

         The shares of Common Stock of Targeted Genetics attributable to Martin
P. Sutter will be issued pursuant to the terms of the Agreement and Plan of Merger, dated April 16, 1996 (the "Merger Agreement"), among Targeted Genetics, TGC Acquisition Corporation (the "Subsidiary") and RGene Therapeutics, Inc. ("RGene"). The Merger Agreement provides for the merger of the Subsidiary with and into RGene (the "Merger") and for the conversion of all shares of capital stock of RGene into the right to receive shares of Common Stock of Targeted Genetics. The Merger was consummated on June 19, 1996.

         Pursuant to the terms of the Merger Agreement, Martin P. Sutter and Austin M. Long, III will be appointed to the Targeted Genetics Board of Directors at the next regularly scheduled Board meeting. Martin P. Sutter has no other current plans or

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proposals that relate to or would result in any of the actions or occurrences described in Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Martin P. Sutter may be deemed to be the beneficial owner of an aggregate of 1,573,248 shares of Common Stock of Targeted Genetics (the "Shares"), representing approximately 8.1% of the outstanding shares of Common Stock of Targeted Genetics. All of such 1,573,248 shares are issuable pursuant to the terms of the Merger Agreement. The aggregate number represents 440,520 Shares issuable to Aronex Pharmaceuticals, Inc. ("Aronex"), 367,452 Shares issuable to The Woodlands Venture Fund, L.P. and 765,276 Shares issuable to The Woodlands/Essex Venture Partners III, L.P. Mr. Sutter is Chairman of the Board of Aronex. In addition, he is (i) a General Partner of The Woodlands/Essex Management Partners, L.P., which is the General Partner of The Woodlands/Essex Venture Partners III, L.P., and (ii) the Managing General Partner of The Woodlands Venture Partners, L.P., which is the General Partner of The Woodlands Venture Fund, L.P. Although for purposes of the Securities Exchange Act of 1934, as amended, Mr. Sutter is deemed to be the beneficial owner of the Shares, Mr. Sutter expressly disclaims that he is, in fact, the beneficial owner of the Shares.

         Each of the entities which directly holds the Shares is entitled to receive any dividends with respect to, and any proceeds from the sale of, the Shares held by such entity.

         With respect to the 440,520 Shares issuable to Aronex, Mr. Sutter does not have sole voting control, or sole power to dispose of such Shares. However, as Chairman of the Board of Directors he may be deemed to share voting control, and the power to dispose of such Shares, with Aronex. Aronex is a Delaware corporation which develops proprietary pharmaceuticals for the treatment of cancer and life-threatening infections. Its principal business address is 3400 Research Forest Drive, The Woodlands, Texas 77381. During the last five years, Aronex has not been convicted in a criminal proceeding, and has not been a party to any civil proceeding relating to federal or state securities laws which resulted in any judgment, decree or order enjoining violation of, or prohibiting or mandating activities subject to, federal and state securities laws, or finding any violation with respect to such laws.

         With respect to the 367,452 Shares issuable to The Woodlands Venture Fund, L.P., and the 765,276 Shares issuable to The Woodlands/Essex Venture Partners III, L.P., Mr. Sutter possesses sole voting control and sole power to dispose of such Shares.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH
                    RESPECT TO SECURITIES OF THE ISSUER.

         None

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following exhibit is filed herewith:

         2.1 Agreement and Plan of Merger, dated April 16, 1996, among Targeted Genetics Corporation, TGC Acquisition Corporation and RGene Therapeutics, Inc. (incorporated herein by reference to Appendix A of Targeted Genetics' Definitive Proxy Statement mailed to the Shareholders of Targeted Genetics in connection with the Special Meeting of Shareholders held on June 19, 1996, and filed with the Securities and Exchange Commission on May 29, 1992)


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                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  July 1, 1996




                                                     /s/ Martin P. Sutter
                                                     -------------------------
                                                     Martin P. Sutter


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                                  EXHIBIT INDEX

 EXHIBIT
 NUMBER                          DESCRIPTION
- --------                         -----------

      2.1 Agreement and Plan of Merger, dated as of April 16, 1996, among Targeted Genetics Corporation, TGC Acquisition Corporation and RGene Therapeutics, Inc. (incorporated herein by reference to Appendix A of Targeted Genetics' Definitive Proxy Statement mailed to the Shareholders of Targeted Genetics in connection with the Special Meeting of Shareholders held on June 19, 1996, and filed with the Securities and Exchange Commission on May 29, 1992)


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